MANAGEMENT PROPOSAL

Shareholders:  The management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO after analyzing the Management Report and Financial Statements related to the fiscal year ended December 31, 2005, presents to the General Extraordinary Shareholders’ Meeting the following proposals:

IN THE GENERAL MEETING:

a)	approve the Financial Statements regarding the year ended December 31, 2005, and Report of Independent Auditors, which will be published on March 9, 2006;

b)	the destination of Net income of 2005, after the constitution of Legal Reserve and Realization of Realizable profits reserve, as following:

1)	R$ 186,157,524.85 – Retained Earnings, corresponding to:

–	R$ 167,541,772.36 – Expansion reserve (article 35 – 2nd paragraph – Company’s by-laws);

–	R$ 18,615,752.49 – Capital budget (article 196 – 2nd paragraph, Law 6404).

2)	R$ 62,052,508.28 – Mandatory Dividends, in accordance with 1st paragraph, item “d”, 5th article of Company’s by-laws, corresponding to:

–	R$ 0.51689 per 1,000 common shares

–	R$ 0.56857 per 1,000 preferred shares

As established in the Company’s by-laws the payment of the dividends will take place 60 days after it’s approval in the Shareholders’ Meeting. Shareholders attending this Meeting will define the due date of the mentioned payment.

EXTRAORDINARY SHAREHOLDERS’ MEETING:

a)	Increase in Capital stock in the amount of R$ 267,177,590.82, without new shares issue, at capitalization of resources coming from:

1 –	Expansion reserve constituted in the shareholders meeting as of April 29, 2005 in the amount of R$ 240,459,831.74

2 –	Retained earnings reserve based on Capital budget in the amount of R$26,717,759.08

The abovementioned capitalization applies since the figures above were already used in the Company’ expansion plan. In the case of approval of this proposal, the Company’s capital stock will be the following R$ 3,947,417,744.63.

This proposal will be presented to the Board of Directors for their analysis and opinion.

Management members attending the General Extraordinary Meeting will be entitled to clarify any information requested by the Shareholders, which are convenient and necessary to take their decision. This is the proposal we want to present which we expect to be approved.

São Paulo, March 8, 2006

THE MANAGEMENT